                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-27269

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K     |_| Form 11-K     |_| Form 20-F     |_| Form 10-Q

Form N-SAR

      For Period Ended:  December 31, 2000

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

         For the Transition Period Ended:_________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Breakaway Solutions, Inc.

Former name if applicable:  Not applicable.

Address of principal executive office (Street and number):
3 Clock Tower Place, 4th Floor
City, State and Zip Code: Maynard, Massachusetts 01754

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Breakaway Solutions, Inc., a Delaware corporation (the "Registrant"), is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "Form 10-K") without unreasonable effort or expense because management of the Registrant has been dedicating substantial efforts to financing, corporate restructuring and operational activities. The Form 10-K is currently being prepared and will be filed with the Securities and Exchange Commission no later than the 15th calendar day following the April 2, 2000 due date for the filing thereof.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of persons to contact in regard to this notification

            Harry Chapin                  (978)                 461-7800
            --------------------------------------------------------------------
            (Name)                     (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         |X| Yes    |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                         |X| Yes    |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Registrant anticipates that a significant change in its results of operations from the corresponding period for the fiscal year ended December 31, 1999 will be reflected by the earnings statements to be included in the Form 10-K, as described in greater detail in the Registrant's press release dated February 28, 2001, a copy of which is attached hereto as Exhibit A and incorporated by reference herein.

                            Breakaway Solutions, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  April 2, 2001                        By: /s/ Kevin Comerford
                                                -----------------------
                                               Name:  Kevin Comerford
                                               Title: Chief Financial Officer

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

Breakaway Solutions Reports Preliminary Fourth Quarter Revenue and Full-Year 2000 Results

#1 Global Full Service Provider Reports Pro Forma Annual Revenue Increase of 179% from Previous Year

MAYNARD, Mass., Feb. 28/PRNewswire/ -- Breakaway Solutions, Inc. (Nasdaq: BWAY - news), the #1 Full Service Provider (FSP) of integrated strategy, implementation, and application hosting solutions for Global 3000 collaborative e-businesses, today reported its preliminary financial results for the fourth quarter 2000 and preliminary full-year results for the year which ended on December 31, 2000. The Company's audit of the financial statements for fiscal year 2000 is not yet final with regard to the value of its intangible assets and the determination of other one-time changes, and therefore changes to reported results will occur. Accordingly, the company is not reporting net income and related results today.

Total revenues for 2000 were $103.3 million on a GAAP basis, as compared to $25.4 million for 1999, an increase of approximately 306.7%. Calculated on a pro forma basis, excluding certain adjustments to revenue described below, revenues were $109.1 million, which represent an increase of 179% from $39.1 million of revenues reported for the full year of 1999. Total Application Hosting revenues for 2000 were $20.1, an increase of approximately 857% from hosting revenues for the full year of 1999. The Company's fourth quarter revenues for 2000 were $15.4 million, an increase of approximately 45.3% from revenues for the fourth quarter of 1999. The Company's fourth quarter Application Hosting revenues were $4.9 million, which represented 32% of its total revenue, compared to 8.2% in the fourth quarter of 1999.

On a preliminary basis, subject to audit confirmation, cash loss (net income excluding impairment charges, amortization and depreciation, increase in bad debt reserves, one-time restructuring, and one-time integration costs) for the fourth quarter of 2000 was ($0.42) per fully diluted weighted average share of common stock and outstanding options. Given the number of warrants and shares issued since September 30, 2000, comparisons of this result to prior periods may not be meaningful.

As previously communicated, the Company anticipated revenues of $22.5 million to $24 million and a cash loss per share of ($0.26) to ($0.28) per fully diluted weighted average share pending audit results and excluding charges for restructuring, increased bad debt reserves and other one-time charges. Since that time, based upon new information, the Company has determined that $5.8 million in fourth quarter revenue did not meet the criteria for revenue recognition due to concerns over the likelihood of collection. An additional $2.2 million of the difference in revenues will be recognized over the remaining durations of the respective Application Hosting contracts for setup fees consistent with new SEC guidelines.

The Company expects to record a charge of approximately $200 million to write down intangible assets and one time restructuring charges, primarily relating to the goodwill associated with the acquisition of Eggrock Partners. The Company is taking these charges because of the deterioration in market conditions. The Company has not completed its analysis on this write down and total restructuring charges. Additional charges resulting from asset impairment may yet occur. The Company also provided additional reserves of $10 million against its accounts receivable.

The accounting charges taken in the fourth quarter recognize assets impaired as a result of the dramatic market shift and economic slowdown, including the dot-com collapse, which adversely affected the Company's clients and industry.

Two very important factors affecting the Company's results were that revenue from venture backed dot-com's declined from $6.3 million in third quarter 2000 to $2 million in the fourth quarter 2000 and are expected to decline to approximately $775,000 in the first quarter of 2001. In addition, Internet Capital Group affiliate revenue declined from $14.1 million in third quarter 2000 to $3.1 million in the fourth quarter 2000 and are expected to decline to approximately $700,000 in the first quarter of 2001.

"The dramatic changes in our marketplace have naturally led to changes at Breakaway Solutions, and to adapt to this new environment we have become a very different organization than we were in mid-2000," said Gordon Brooks, chairman, president and CEO for Breakaway Solutions. "We have become a much leaner, more focused company and we are on a clear mission to achieve two goals: to serve the needs of our Global 3000 customers and to achieve profitability on a cash basis. The steps we took during the fourth quarter and in the early part of the first quarter of 2001 are carrying us toward these objectives."

Breakaway Solutions shifted its market focus to the Global 3000 early in the fourth quarter of 2000 and has reorganized and restructured to better support its Global 3000 customers and to drive profitability by region around the world. The Company has organized around and developed a sales strategy that focuses its horizontal B2B e-business expertise with its experience in key vertical markets. Breakaway Solutions has developed deep skills in these horizontal and vertical intersects and has met with success marketing and selling to these specific market areas.

The Company is committed to near term profitability on a cash basis and has restructured and implemented cost-cutting measures that will their full impact starting in second quarter of 2001. The savings from Breakaway Solutions' cost reduction programs are expected to reduce costs at an annualized rate of approximately $45 million.

In the last 90 days the Company has closed 29 new Global 3000 customers and is very confident that its strategy and value proposition will continue to attract new Global 3000 customers and help grow relationships with existing customers.

Breakaway Solutions announced on February 20, 2001 that it had signed agreements to secure $33 million in financing from SCP Partners, Internet Capital Group and Invest, Inc. For details of this financing, please see Breakaway Solutions' recent preliminary proxy statement. The company may require additional financing and is in negotiations to secure additional financing through a sale and lease back of some of its assets.

"We believe that there will be a continued shakeout in the marketplace and that the winners among the eServices companies that thrived during the past year will be those with horizontal e-business expertise, a strong knowledge and experience base in specific vertical markets, and a Full Service Provider offering," said Mr. Brooks. "Our success in winning customers such as PTC, PacifiCare, and Fuji Film shows that we are delivering that kind of expertise to these Global 3000 organizations. We are on our way to getting past these turbulent times and emerging as one of the winners in our sector."

Fourth Quarter Highlights

* Started 27 new projects in the fourth quarter, including Fujifilm, PTC and PacifiCare.

* Application Hosting customers totaled 75 in the fourth quarter of 2000, including Sagent, The Hartford, Conjoin, Lutris, Inceptor, and Fujifilm.

* Grew Breakaway's Managed Services practice with the addition of 16 customers such as Anadys Pharmaceuticals, Emerge, Massachusetts Health Data Consortium, and OnMoney.

2000 Highlights

* Continued to build and strengthen strategic alliance partnerships with the following organizations: Vignette, Onyx, Sun Microsystems, Microsoft, RightWorks, Participate.com, Mercury Interactive, and InterNap.

*     Created ASP Enablement offering to empower Independent Software Vendors
      (ISVs) and Vertical ASPs to leverage the infrastructure and resources of Breakaway Solutions to develop and host a version of their software.

* Formalized Breakaway Solutions Managed Services (MSP) offerings, which include application monitoring, managed security, marketing analysis, storage, and staging services.

*     Launched m-Business practice to support Global 3000 customers.

* Created Breakaway Institute, a group within Breakaway Solutions dedicated to researching the needs and providing ebusiness thought leadership to Global 3000 companies.

Breakaway Solutions will host a conference call on Wednesday, February 28 at 5:30 p.m. EST. The call will be broadcast on two Web sites, www.vcall.com and www.breakaway.com.

About Breakaway Solutions

Breakaway Solutions, Inc. (Nasdaq: BWAY - news), is the #1 Full Service Provider
(FSP) of integrated strategy, implementation and application hosting solutions for Global 3000 businesses. Headquartered in Maynard, Mass., Breakaway Solutions has a network of regional offices and Internet Solutions Centers in major cities across the U.S. and in Europe, as well as 11 Application Hosting facilities in North America, Europe, Asia and Australia. Breakaway Solutions can be reached at 978/461-7800 or at www.breakaway.com.

Except for the historical information contained in this announcement, the matters discussed in this announcement are "forward-looking statements" (as that terms is used in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including risks relating to the attractiveness of Breakaway's Full Service Provider model to its current and prospective customers, likely variations in quarterly revenues and operating results, the ability to realize benefits from acquisitions and strategic alliances, risks in conducting business outside the United States, the adoption and acceptance of application hosting services by growing enterprises, personnel and customer retention, ability to raise additional capital, equity dilution, business change, product acceptance and customer demand, variation in quarterly results, competition, and growth management detailed from time-to-time in Breakaway Solutions, Inc.'s filings with the Securities and Exchange Commission. Breakaway Solutions, Inc. draws the reader's attention to the factors described in its Quarterly Report on Form 10-Q for the Period Ending Sept. 30, 2000 under the heading "Factors That May Affect Future Results." Any such forward-looking statements speak only as of the date such statements are made, and the company undertakes no obligation to publicly release the results of any revision to these forward-looking statements or otherwise update or supplement this announcement or risk factors contained in its filings with the Securities and Exchange Commission.

For further information contact:

Tim Perkins                                                  Ken Peters
Investors Relations                                          PAN Communications
Breakaway Solutions, Inc.                                    (978) 474-1900
(978) 461-7870                                               kpeters@pancomm.com
tperkins@breakaway.com